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INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
TO THE REPORTING REQUIREMENTS OF THE 1934 ACT

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*

PHOTOGEN TECHNOLOGIES, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
71932A-10-1 (CUSIP Number)
Stuart P. Levine 875 North Michigan Ave., Suite 2930, Chicago, Illinois 60611 (312/397-2620) (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2002 (Date of Event Which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Stuart P. Levine

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power
Beneficially Owned by
Each Reporting Person With		2,189,621

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,189,621

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 2,189,621

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 71932A-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons SL Investment Enterprises, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Georgia

Number of Shares	(7)	Sole Voting Power
Beneficially Owned by
Each Reporting Person With		1,000,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,000,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 1,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.6%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 71932A-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Stuart and Sherri Levine Family Foundation, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

Number of Shares	(7)	Sole Voting Power
Beneficially Owned by
Each Reporting Person With		100,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 100,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 100,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) ..3%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 71932A-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Stuart P. Levine (as co-manager of STRO, LLC which is the manager of Tannebaum, LLC)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power
Beneficially Owned by
Each Reporting Person With		0(A)

	(8)	Shared Voting Power 4,116,921(A)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 4,116,921(A)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 4,116,921(A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒(A)

(13)	Percent of Class Represented by Amount in Row (11) 10.6%

(14)	Type of Reporting Person (See Instructions) OO

(A)
Reporting person is co-manager of STRO, LLC which is the sole manager of Tannebaum, LLC and may be deemed to control Tannebaum, LLC. Mr. Levine disclaims beneficial ownership of Tannebaum, LLC's shares for all other purposes.

Item 1.    SECURITY AND ISSUER.

        This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, Pennsylvania 18938.

Item 2.    IDENTITY AND BACKGROUND.

        Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.

  a)
  Stuart P. Levine

  b)
  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  c)
  Private investor, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  d)
  No criminal convictions (1)

  e)
  No adverse civil judgments for violations of securities laws (1)

  f)
  United States

II.

  a)
  SL Investment Enterprises, LP (Stuart Levine, General Partner)

  b)
  c/o Stuart P. Levine, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  c)
  Investment partnership, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  d)
  No criminal convictions (1)

  e)
  No adverse civil judgments (1)

  f)
  Georgia

III.

  a)
  Stuart and Sherri Levine Family Foundation, Inc. (Stuart Levine, President)

  b)
  c/o Stuart P. Levine, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  c)
  Not-for-profit corporation, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  d)
  No criminal convictions (1)

  e)
  No adverse civil judgments (1)

  f)
  Illinois

IV.

  a)
  Stuart P. Levine (as co-manager of STRO, LLC which is the sole manager of Tannebaum, LLC)

  b)
  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  c)
  Co-Manager, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  d)
  No criminal convictions (1)

  e)
  No adverse civil judgments for violations of securities laws (1)

  f)
  United States
(1)
During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Levine acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private placement (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Levine paid with his personal funds.

        On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Mr. Levine in a private transaction. The purchase price was $.28568 per share, which Mr. Levine paid with his personal funds. (These purchases were part of a stockholder restructuring in which Mr. Levine transferred 2,714,288 shares to the Issuer's treasury for cancellation.) Since May, 1997, Mr. Levine has transferred shares to SL Investment Enterprises, LP and the Stuart and Sherri Levine Family Foundation, Inc., entities which he controls; and Mr. Levine has also disposed of certain shares to third parties by gift or sale.

        Mr. Levine filed his original Schedule 13D as a result of the Issuer's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 pursuant to a Form 10-SB filed with the Securities and Exchange Commission and as part of a group, members of which were part of a Voting Agreement dated May 16, 1997 (the "Voting Agreement"). The Voting Agreement has been amended and Mr. Levine is no longer a party or a part of the group. Arrangements to finalize the amendment and other matters in connection with the Voting Agreement were completed on July 27, 1998.

        The purpose of Amendment No. 2 was to report that Mr. Levine disposed by gift of an aggregate of 7,000 shares of Common Stock to various third parties since his last report on Schedule 13D.

        The purpose of Amendment No. 3 was to report the beneficial interest of Mr. Levine in Tannebaum, LLC.

        The purpose of this Amendment No. 4 is to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures LLC.

Item 4.    PURPOSE OF TRANSACTION.

        All shares of Common Stock of Issuer received by Tannebaum, LLC were acquired for its own account for investment purposes.

        The Issuer has agreed to split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all of their Common Stock, which represents 52.9% of the

Issuer's outstanding shares. The reporting persons have agreed to vote their shares in favor of that transaction.

        The Issuer has also signed an amended financing agreement to sell between $9,000,000 and $15,000,000 worth of Common Stock to a group of venture capital funds led by Mi3 L.P. of Wellesley, MA and including Tannebaum, LLC and Oxford Bioscience Partners IV L.P. The reporting persons have agreed to vote their shares in favor of that transaction. The financing agreements include a voting agreement pursuant to which (among other things) the reporting persons agree to maintain the Issuer's Board of Directors at seven members and to vote to elect certain persons to the Board.

        On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures LLC.

        Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

  a.
  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  b.
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  c.
  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  d.
  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  e.
  Any material change in the present capitalization or dividend policy of the Issuer;

  f.
  Any other material change in the Issuer's business or corporate structure;

  g.
  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  h.
  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  i.
  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  j.
  Any action similar to any of those enumerated above.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

Name of Item of Person	Common Stock Beneficially Owned	% of Class(1)	Voting Power
Stuart P. Levine	2,189,621	5.6%	Sole
SL Investment Enterprises, LP	1,000,000	2.6%	Sole
Stuart and Sherri Levine Family Foundation, Inc.	100,000.3%		Sole
Stuart P. Levine (as co-manager of STRO, LLC)	4,116,921	10.6%	Shared	(2)

(1)
All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 38,842,298 shares of Common Stock of the Issuer outstanding as of June 30, 2002.

(2)
Excludes shares of Common Stock owned by other persons that are subject to the voting agreement described in Item 4, above.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The split off transaction, the financing transaction and related voting agreement, and the call agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D:

1.
Separation Agreement entered into as of July 29, 2002 by and among the following: Craig Dees, Ph.D. and Dees Family Foundation, Eric A. Wachter, Ph.D. and Eric A. Wachter 1998 Charitable Remainder Unitrust, Timothy D. Scott, Ph.D. and Scott Family Investment Limited Partnership, Walter Fisher, Ph.D., Fisher Family Investment Limited Partnership, and Walt Fisher 1998 Charitable Remainder Unitrust, and John A. Smolik and Smolik Family LLP, Photogen Technologies, Inc., Photogen, Inc., Robert J. Weinstein, M.D., Stuart P. Levine and Tannebaum, LLC (incorporated by reference to Schedule A to the DEFM 14A filing dated September 12, 2002).

2.
Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience Partners IV L.P., New England Partners Capital, L.P. and Tannebaum, LLC (incorporated by reference to Schedule C to the DEFM 14A filing dated September 12, 2002).

3.
Amendment No. 1 to the Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience Partners IV L.P., New England Partners Capital, L.P. and Tannebaum, LLC (incorporated by reference to Exhibit A to the DEFR 14A filing dated October 18, 2002).

4.
Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum, LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the DEFM 14A filing dated September 12, 2002).

5.
Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures LLC (filed hereto as Exhibit A).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2002

/s/  STUART P. LEVINE
STUART P. LEVINE,
individually and as General Partner and President, respectively, of SL Investment Enterprises, LP, the Stuart and Sherri Levine Family Foundation, Inc. and as co-manager of STRO, LLC

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  Item 1. SECURITY AND ISSUER.
  Item 2. IDENTITY AND BACKGROUND.
  Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 4. PURPOSE OF TRANSACTION.
  Item 5. INTEREST IN SECURITIES OF THE ISSUER.
  Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  Item 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE